Exhibit 2.1

PLAN OF LIQUIDATION AND DISSOLUTION OF AMERICAN TAX CREDIT PROPERTIES II L.P.

This Plan of Liquidation and Dissolution (the "Plan"), dated as of December 31, 2016, is entered into by and between American Tax Credit Properties II L.P., a Delaware limited partnership (the "Partnership"), and Richman Tax Credit Properties II L.P., a Delaware limited partnership (the "General Partner"), and is intended to accomplish the complete liquidation and dissolution of the Partnership.  Certain capitalized terms used but not defined herein have the meanings assigned to them in the Partnership Agreement (as defined below).

RECITALS

WHEREAS, the General Partner, among others, is a party to the Amended and Restated Agreement of Limited Partnership, dated June 28, 1989 (the "Partnership Agreement");

WHEREAS, there has been the sale or disposition of all Local Partnership Interests and substantially all other assets of the Partnership;

WHEREAS, the Partnership has dissolved in accordance with the terms of Section 8.1(a)(ii) of the Partnership Agreement;

WHEREAS, the General Partner has determined that this Plan adheres to the terms of liquidation upon dissolution as set forth in Section 8.2 of the Partnership Agreement and that it is in the best interest of the Partnership to complete the liquidation of the Partnership pursuant to the adoption of this Plan;

WHEREAS, in furtherance of the liquidation and dissolution of the Partnership as described herein, the General Partner has adopted and approved this Plan.

NOW, THEREFORE, the General Partner authorizes the following on behalf of the Partnership:

1.  The Partnership shall undertake to promptly sell, dispose of or otherwise liquidate all of its remaining assets and to apply the proceeds thereof as provided in this Plan; provided that, if for any reason the General Partner determines that the prompt liquidation of the Partnership's remaining assets would cause undue loss to the Partners, the Partnership may defer liquidation in accordance with Section 8.2(d) of the Partnership Agreement.

2. The Partnership shall apply the proceeds resulting from the sale or other disposition of all of its assets, as set forth in Article Eight of the Partnership Agreement, as follows:

(a) First, to payment of liabilities owing to creditors; and

(b) Second, to a trust account (the "Liquidation Trust Account"), in an amount to be determined by the General Partner as reasonably necessary, to be held in trust by a bank, trust company or other financial institution, for the purpose of paying any liabilities, including any contingent or unforeseen liabilities ("Future Liabilities").

3. Upon the implementation of the Plan, the Partnership shall file a certificate of cancellation with the Secretary of State of the State of Delaware in accordance with Section 17-203 of the Delaware General Corporation Law (the "Certificate of Cancellation") (such filing, the "Cancellation").

4. The term of the Liquidation Trust Account shall be three (3) years; provided that the Liquidation Account Trustee (as defined below) may determine to extend the term from time to time in six (6) month increments as necessary or desirable to satisfy the Future Liabilities (such term, as it may be extended, the "Trust Account Term").  During the Trust Account Term, Richman Tax Credit Properties II L.P., or such other Person as shall be designated by the General Partner (the "Liquidation Account Trustee"), shall, from time to time, apply the funds in the Liquidation Trust Account, or cause such funds to be applied, to the satisfaction of the Future Liabilities.  For the avoidance of doubt, expenses of the Liquidation Account Trustee, incurred in performance of his duties as such, shall be deemed to be Future Liabilities and shall be payable out of the Liquidation Trust Account.  If, at any time during the Trust Account Term, the Liquidation Account Trustee, in its discretion, determines that the amount of funds in the Liquidation Trust Account exceeds the amount that is reasonably necessary for the purpose of paying any Future Liabilities, the Liquidation Account Trustee may apply the excess funds to a cash distribution among the persons who were Partners at the date of Cancellation, in proportion to their respective adjusted Capital Accounts as of such date.  The Liquidating Account Trustee shall make an initial determination of the availability of any such excess funds as promptly as practicable following the Cancellation and shall make a distribution of excess funds, if any, as promptly thereafter as practicable.

5. In accordance with the Partnership Agreement, upon expiration of the Trust Account Term, the Liquidation Account Trustee shall distribute any remaining Liquidation Trust Account funds, in cash, among those persons who were the Partners as of the date of the filing of the Certificate of Cancellation, in proportion to their respective adjusted Capital Accounts as of such date.  To the extent such distribution to the Partners is not practicable, the Liquidation Account Trustee shall cause any remaining funds in the Liquidation Trust Account to be donated to a charitable organization of the Liquidation Account Trustee's choice described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and exempt from United States federal income tax under section 501(a) of the same.

6. The obligation of the Partnership to indemnify the General Partner and its Affiliates in accordance with the Partnership's Certificate of Limited Partnership, the Partnership Agreement and any contractual arrangements for actions taken in connection with this Plan shall survive the liquidation and dissolution of the Partnership.  The Liquidation Account Trustee and its affiliates shall not be liable for actions taken in their capacity as such to the same extent as provided in Section 5.8 of the Partnership Agreement with respect to the General Partner and its Affiliates.  The General Partner and the Liquidation Account Trustee shall be authorized to obtain and maintain insurance as may be necessary, appropriate or advisable against liabilities incurred by them in the performance of their duties under the Plan or, in the case of the General Partner, the performance of its duties under the Partnership Agreement prior to liquidation and dissolution.  To the extent any rights of indemnification or insurance premiums accrue after the funding of the Liquidation Trust Account, the costs thereof shall be deemed Future Liabilities and shall be payable out of the Liquidation Trust Account.

7. If for any reason the General Partner determines that such action would be in the best interests of the Partnership, it may amend or modify the Plan and the actions contemplated hereunder without any action or approval from the Limited Partners.

8. The General Partner shall take any and all other actions deemed required, necessary or desirable to complete the liquidation and dissolution of the Partnership, including, but not limited to, the execution and delivery of any and all agreements, certificates, instruments or other documents deemed required, necessary or desirable in connection therewith.

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  IN WITNESS WHEREOF, the parties hereto have executed this Plan as of the date first set forth above.

PARTNERSHIP:

AMERICAN TAX CREDIT PROPERTIES II L.P.

By:	RICHMAN TAX CREDIT PROPERTIES II L.P.
its General Partner

By: RICHMAN TAX CREDITS INC.
its General Partner

By:/s/Brian Myers
Name: Brian Myers
Title: President

GENERAL PARTNER:

RICHMAN TAX CREDIT PROPERTIES II L.P.

By:	RICHMAN TAX CREDITS INC.
its General Partner

By: /s/Brian Myers
Name: Brian Myers
Title: President